EXHIBIT 99.2

WeRide Inc. Announces US$100 Million Share Repurchase Program

NEW YORK, May 21, 2025 (GLOBE NEWSWIRE) -- WeRide Inc. (“WeRide” or the “Company”) (Nasdaq: WRD), a global leader in autonomous driving technology, today announced that its board of directors has authorized a share repurchase program, under which the Company may repurchase up to US$100 million of its Class A ordinary shares (including in the form of American depositary shares) over the next 12 months.

Jennifer Li, WeRide’s Chief Financial Officer and Head of International, said, “the adoption of the share repurchase program reflects our confidence in our business fundamentals, financial health, and long term outlook, and underscores our commitment to delivering value to shareholders. Supported by a solid technology foundation and robust commercial capabilities, we are well-positioned to invest in growth while also returning capital to our shareholders. This program demonstrates our conviction that WeRide's stock represents a compelling investment opportunity.”

The Company’s proposed repurchases may be made from time to time in the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. The Company’s board of directors will review the implementation of the share repurchase program periodically and may modify, suspend or terminate the share repurchase program as it shall deem necessary or desirable. The Company expects to fund the repurchases out of its existing cash balance.

About WeRide

WeRide is a global leader and a first mover in the autonomous driving industry, as well as the first publicly traded robotaxi company. Our autonomous driving vehicles have been tested or operated in over 30 cities across 10 countries. Empowered by the smart, versatile, cost-effective, and highly adaptable WeRide One platform, WeRide provides autonomous driving products and services that address a vast array of transportation needs across a diverse range of urban use cases across mobility, logistics, and sanitation. WeRide was named in Fortune Magazine’s 2024 “The Future 50” list. For more information, please visit https://www.weride.ai.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about WeRide’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in WeRide’s filings with the SEC. All information provided in this press release is as of the date of this press release, and WeRide does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contacts

Investor inquiries: ir@weride.ai
Press inquiries: pr@weride.ai